March 19, 2020

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110

       Re:     HC2 Holdings, Inc.
               Preliminary Consent Statement on Schedule 14A filed by Percy Rockdale
                   LLC, MG Capital Management Ltd. et al.
               Filed March 13, 2020
               File No. 1-35210

Dear Mr. Davis:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filings and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary consent statement unless otherwise indicated.

Preliminary Consent Statement

1. Disclosure on page 6 indicates that "[i]f fewer than six directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then such vacancies will be filled by plurality vote..." Sections 3 and
       4 of Article II of the Company's Fourth Amended and Restated By-Laws provide that vacancies caused by the removal of a director "shall be filled by the affirmative vote of a majority of directors then in office." In addition, it is our understanding that pursuant to section 228 of the Delaware General Corporation Law and Article I,
Section 9 of the By-
       Laws, the Participating Stockholders' director nominees would need the affirmative consent of the holders of a majority of the shares entitled to vote to be appointed to the
       Company's board of directors. Please provide support for the statement that any vacancies on the Board resulting from the consent solicitation can be filled by plurality
 Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
March 19, 2020
Page 2

       vote or revise the disclosure to reflect that the Board will have the power to fill any such vacancies in the event that less than six directors are removed.

Reasons for the Solicitation, page 16

2. Disclosure on page 12 states that "...the Company's stockholders can no longer afford to trust that Mr. Falcone, or the current Board that has tacitly endorsed his misdeeds, will look after their best interests" (emphasis added). Disclosure on page 16 states refers to
       Mr. Falcone as "run[ing] roughshod over his fellow directors by interfering with the
       Board's oversight of him." Such statements appear to impugn the character, integrity and personal reputation of Mr. Falcone and the Board without adequate factual foundation. Please do not use these or similar statements in the proxy statement without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

We Are Deeply Concerned That Mr. Falcone...Failed to Close the Significant Gap, page 17

3. With a view towards disclosure, please indicate the valuation date used for the B.B. Riley
       FBR report, if not February 10, 2020 and the trading price for the Company's shares on such date.

We Are...Concerned with the Composition and Qualification of the Current Board, page 18

4. Disclosure following this caption states that "Lead Independent Director, Robert V.
       Leffler, Jr....lacks any stated expertise in construction, insurance, energy, marine
       services, and other business segments of relevance to HC2." The Company's lead independent director is Wayne Barr, Jr. It is our understanding that Mr. Barr has extensive experience in the telecommunications and technologies industries. Please revise or advise.

5. The first sentence of this section criticizes the "incumbent directors" but only discusses two of them. Please either expand the discussion to further support the allegations in the first sentence or revise accordingly.

Proposal 3   The Election Proposal, page 23

6. Disclosure in this section states that "[b]ased on a review of the agreements disclosed in the Company's...Annual Report..., the Company's most recent quarterly report...and the
       Company's...Form 8-K filed on or after the date of the Annual Report, we do not believe
 Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
March 19, 2020
Page 3

       there would be any material consequences that would occur under any agreements should our Nominees be elected to the Board." It is our understanding that the change of control provisions contained in the Certificates of Designation for the Company's Preferred
       Stock, filed as Exhibits 4.4 and 4.13 to the Company's annual report on Form 10-K filed on March 12, 2019, would require the Company to offer to redeem the outstanding shares of Preferred Stock at the option of the holders if the Participating Stockholders replace a majority of the Company's directors, and further, that the cost to do so would be approximately $25 million. Please advise us of the basis for concluding that such expense is not a material consequence or revise the proxy statement to disclose this information.

7. In addition, disclosure in this section indicates that a change in control of the Board "may trigger change in control provisions or payments...in the Company's employment and/or severance agreements with its named executive officers and, potentially, certain equity plans," but such changes would not cause any "material consequences." With a view towards disclosure, please provide support for the conclusion that these change in control provisions or payments would not be material.

Incorporation by Reference, page 33

8. Please advise us when the Participating Stockholders anticipate distributing the consent statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Participating Stockholders will accept all legal risk in connection with distributing the initial definitive consent statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

                                               *   *    *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                              Sincerely,

                                                              /s/ Perry J.
Hindin

                                                              Perry J. Hindin
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions